Mail Stop 6010

October 29, 2008

Alan W. Dunton, M.D.
Chief Executive Officer
Panacos Pharmaceuticals, Inc.
134 Coolidge Ave.
Watertown, MA 02472

>   **Re: Panacos Pharmaceuticals, Inc.**
>   **Form 10-K for Fiscal Year ended December 31, 2007**
>   **Filed March 7, 2008**
>   **File No. 000-24241**

Dear Mr. Dunton:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Jeffrey Riedler
>   Assistant Director